SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                        (Amendment No. __________ )(1)


                               KnowledgeMax, Inc.
                               (Name of Issuer)


                         Common Stock, $.001 par value
                        (Title of Class of Securities)


                                   49925F105
                                 (CUSIP Number)

            Edwin S. Grosvenor, Founder and Executive Vice President
                              KnowledgeMax, Inc.
                      7900 Westpark Drive, Suite T-300
                              McLean, VA  22102
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 22, 2002
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edwin S. Grosvenor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [ ] (b)  [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

US


              7   SOLE VOTING POWER
NUMBER OF
               14,905,191
SHARES         _________________________________________________________
              8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY      0

EACH          9   SOLE DISPOSITIVE POWER

REPORTING
               14,905,191
PERSON         _________________________________________________________
              10   SHARED DISPOSITIVE POWER
WITH
              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,905,191


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%

14   TYPE OF REPORTING PERSON*

OO

Item 1.  Security and Issuer.

This statement relates to the common stock, $.001 par value
("Common Stock"), of KnowledgeMax, Inc., a Delaware corporation (the "KnowledgeMax"), with its principal executive offices at 7900 Westpark Drive, Suite T-300, McLean, VA 22102.

Item 2.  Identity and Background.

(a) This statement is filed by Edwin S. Grosvenor ("Acquiror".)

(b) The business address and principal place of business for Acquiror is:

Edwin S. Grosvenor
C/o KnowledgeMax, Inc.
7900 Westpark Drive, Suite T-300
McLean, VA  22102

(c) Founder and Executive Vice President
C/o KnowledgeMax, Inc.
7900 Westpark Drive, Suite T-300
McLean, VA  22102

(d) The Acquiror has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) The Acquiror has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Acquiror is citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The consideration used to acquire the subject shares were shares of Knowledgemax Learning, Inc. (formerly Knowledgemax, Inc. a private Delaware Corporation), which was merged into Sideware Systems, Inc. (A Yukon Corporation). Shares of Knowledgemax Learning Inc. were acquired by purchase by use of personal funds, and exchange of services for equity.

Item 4.	Purpose of Transaction.

The subject securities were acquired by the Acquiror for investment purposes. Acquiror does not have any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through
(j) of this Item 4. Nothing set forth above should be interpreted to preclude the Acquiror from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through
(j) of this Item 4. There is no agreement between Acquiror and KnowledgeMax with respect to the acquisition, disposition or voting of the subject securities.

Item 5.  Interest in Securities of the Issuer.

Acquiror has voting and disposition power over 14,905,191 shares of KnowledgeMax's Common Stock. In addition, Acquiror has the options to purchase 49,360 shares at $0.1277 per share, pursuant to currently vested stock options. The total of 14,954,551 shares equals 8.3% of the outstanding shares. Acquiror has not effected any transaction involving the Company's securities within the preceding sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None


                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     May 30, 2002
                                        (Date)

                                /s/ Edwin S. Grosvenor

                                     (Signature)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).